ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

September 27, 2010	Alyssa Albertelli
T +1 202 508 4667
F +1 202 383 7790
alyssa.albertelli@ropesgray.com
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: John Ganley

Re:	PNC Funds (Registration Nos. 811-04416 and 33-00488) Responses to Comments on Post-Effective Amendment No. 88
Dear Mr. Ganley,
     I am writing on behalf of PNC Funds to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 88 (the “Amendment”) to PNC Funds’ Registration Statement on Form N-1A. PNC Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on July 30, 2010 in connection with PNC Funds’ annual update of the Registration Statement for all existing series of PNC Funds (each, a “Fund” and, together, the “Funds”). You communicated these comments to me and Marian G. Fowler via telephone on September 15, 2010. The Staff’s comments and PNC Funds’ responses are set forth below. These responses will be reflected in Post-Effective Amendment No. 89 to PNC Funds’ Registration Statement, which will be filed on or before September 28, 2010.
     A. Comments Applicable to All Funds
1. Comment: If the Funds adopt summary prospectuses pursuant to Rule 498 under the Securities Act, please include in this letter the legend that would be included in the summary prospectuses pursuant to Rule 498(b)(1)(v) under the Securities Act.

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     Response: The Funds’ summary prospectuses will include the following legend:
Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks. You can find the Fund’s Prospectus, Statement of Additional Information, and other information about the Fund online at www.pncfunds.com/Forms_Literature/Prospectuses/default.fs. You may also obtain this information at no additional cost by calling 1-800-622-FUND (3863) or by sending an e-mail request to pncfundfullfillment@pnc.com. The Fund’s Prospectus and Statement of Additional Information, both dated October 1, 2010, are incorporated by reference into this Summary Prospectus.
2. Comment: For each share class and for each Fund for which this comment is applicable, with respect to the “Shareholder Fees” table, please delete “None” in the Maximum Deferred Sales Charge (Load) (as a percentage of net asset value) line item in the table and replace it with 1.00% pursuant to the footnote to the table indicating that a contingent deferred sales charge is charged if you redeem Class A Shares purchased in the amount of $1,000,000 or more within 18 months.
     Response: The requested change has been made.
3. Comment: With respect to the “Annual Fund Operating Expenses” table, please change “Investment Advisory Fees” to “Management Fees” in order to conform to Item 3 of Form N-1A.
     Response: The requested change has been made.
4. Comment: With respect to the “Annual Fund Operating Expenses” table, for each Fund for which this comment is applicable, please delete the “Total Other Expenses” line item and include the total expenses applicable for “Other Expenses” on the “Other Expenses” line item and otherwise conform the “Other Expenses” line item and sub-captions thereto to the requirements in Item 3 of Form N-1A.
     Response: The requested change has been made.
5. Comment: Please provide an explanation of the restatement of Distribution (12b-1) Fees in the “Annual Fund Operating Expenses” table for each Fund for which this comment is applicable. If there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in the table, then the expense information should be restated using current fees as if they had been in effect during the previous year.
     Response: Pursuant to a conversation with Mr. Ganley on September 23, 2010, the Funds have revised the footnote to the Distribution (12b-1) Fees to reflect a board-approved contractual commitment with respect to the Funds’ reimbursement expenses under the Funds’

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distribution plan. Certain of the Funds indicate a restatement of Distribution (12b-1) Fees where there have been changes to those fees that would affect the information disclosed in the table.
6. Comment: With respect to the “Annual Fund Operating Expenses” table, for each Fund for which this comment is applicable, please delete the reference to voluntary fee waivers from the footnote to the “Total Annual Fund Operating Expenses” line item in order to conform to the requirements in Item 3 of Form N-1A.
     Response: With respect to certain of the Funds, the Funds’ investment adviser has contractually agreed to waive management fees and reimburse or pay certain operating expenses for a Fund to the extent the Fund’s Total Annual Fund Operating Expenses exceeds a certain expense ratio. For these Funds, disclosure has been revised pursuant to Instruction 3(e) to Item 3 of Form N-1A. With respect to those Funds for which there is not a contractual waiver in place, the footnote describing a voluntary fee waiver has been deleted from the Fund’s “Annual Fund Operating Expenses” table.
7. Comment: Please review the disclosure, if applicable, regarding each Fund’s investments in and risks relating to derivatives in light of the guidance provided in the Commission’s Letter to the Investment Company Institute dated July 30, 2010 (“Letter”) and make any necessary revisions to the disclosure.
     Response: The disclosure regarding each Fund’s investments in and risks relating to derivatives in the Funds’ registration statement has been reviewed and revised in light of the guidance provided in the Letter. Revisions have been made in the derivatives disclosure under “Principal Investment Strategies,” “Principal Risks” and “Details About the Funds” with respect to PNC Balanced Allocation Fund, PNC International Equity Fund, PNC S&P 500 Index Fund, PNC Maryland Tax Exempt Bond Fund, PNC Tax Exempt Limited Maturity Bond Fund, PNC Bond Fund, PNC High Yield Bond Fund, PNC Intermediate Bond Fund, and PNC Total Return Advantage Fund.
8. Comment: In the “Average Annual Total Returns” table for each Fund for which this comment is applicable, please delete the footnote regarding the inception date of return for the index or indices and move the inception date to a parenthetical in the applicable line item or heading in the table.
     Response: The requested change has been made.
9. Comment: With respect to the “Portfolio Management Teams” section in each prospectus, please either organize the table by Fund, rather than by management team, or indicate in the table the names of the Funds that are managed by each team.

September 27, 2010
     Response: The requested change has been made.
10. Comment: With respect to the disclosure provided under “Tax Information,” please revise the following clause or confirm that the following clause would not confuse investors: “unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.”
     Response: The requested change has been made. The disclosure under “Tax Information” has been revised as noted below.
Each Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains. However, this will not be the case if you are invested in the Fund through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.
     B. Comments Applicable to Particular Funds
11. Comment: As part of its Principal Investment Strategies, it is disclosed that the PNC Balanced Allocation Fund intends to invest 20% to 55% of its net assets in investment grade fixed income securities, such as corporate bonds, U.S. government and agency securities, mortgage-backed securities and asset-backed securities. According to the adopting release for Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act), Investment Company Act Release No. 24828 (Jan. 17, 2001) (the “Names Rule Release”), “the [Division of Investment Management] takes the position that an investment company that holds itself out as ‘balanced’ should invest at least 25% of its assets in fixed income senior securities and should invest at least 25% of its assets in equities.” Please conform the Fund’s Principal Investment Strategies to the Staff’s position articulated in the Names Rule Release.
     Response: The requested change has been made. Please see the revised disclosure below under Comment #12.
12. Comment: As part of its Principal Investment Strategies, it is disclosed that the PNC Balanced Allocation Fund intends to invest 45% to 75% of its net assets in equity securities, such as common stocks and convertible securities. Please explain the market capitalization range and the type of investment styles used by the Fund. In addition, consider clarifying the following sentence: “The Fund may also invest in the common stock of small cap companies.”
     Response: The requested change has been made. Please see below for the revised disclosure.
PNC Balanced Allocation Fund: The Fund intends to invest 45% to 75% of its net assets in equity securities, such as common stocks and convertible securities, 25% to 55% of its net

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assets in investment grade fixed income securities, such as corporate bonds, U.S. government and agency securities, mortgage-backed securities and asset-backed securities, and up to 30% of its net assets in cash, cash equivalent, or other types of short-term money market instruments. The Fund may invest up to 25% of its total assets at the time of purchase in foreign securities (which includes common stock, preferred stock and convertible bonds of companies headquartered outside the United States), and may include investing in emerging market securities. The Fund may invest in companies with stock market capitalizations of at least $100 million. The Fund uses a blended investment style.
13. Comment: As part of its Principal Investment Strategies, it is disclosed that the PNC Balanced Allocation Fund primarily invests the fixed income portion of its portfolio in a broad range of investment grade debt securities. Please add disclosure explaining the maturity or duration aspects of these debt securities.
     Response: The requested change has been made. Please see below for the revised disclosure.
PNC Balanced Allocation Fund: The Fund primarily invests the fixed income portion of its portfolio in a broad range of investment grade debt securities (which are those rated at the time of investment in one of the four highest rating categories by at least one nationally recognized statistical rating organization (“NRSRO”)) in order to generate current income. The dollar-weighted average maturity of the Fund’s fixed income allocation is normally expected to range from four to twelve years, but may vary in response to market conditions. The Fund also utilizes an active trading approach.
14. Comment: As part of its Principal Risks, the PNC Balanced Allocation Fund includes Emerging Markets Risk. While the Fund’s Principal Investment Strategies indicate that the Fund may invest up to 25% of its total assets at the time of purchase in foreign securities, please also provide disclosure indicating that the Fund may invest in emerging markets securities.
     Response: The requested change has been made. Please see below for the revised disclosure:
PNC Balanced Allocation Fund: The Fund may invest up to 25% of its total assets at the time of purchase in foreign securities (which includes common stock, preferred stock and convertible bonds of companies headquartered outside the United States, and may include investing in emerging market securities).
15. Comment: Under Performance Information, the PNC Balanced Allocation Fund states that the Fund’s primary benchmark is the Balanced Allocation Hybrid Index, which is a blend of 60% S&P 500® Index and 40% Barclays Aggregate Bond Index, as calculated by the Adviser.

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Instruction 5 to Item 27(b)(7) of Form N-1A states that an “‘appropriate broad-based securities market index’ is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Please use a broad-based securities market index, as defined in Form N-1A, as the Fund’s primary index. In addition, please confirm that the composition of the Balanced Allocation Hybrid Index is not misleading.
     Response: The requested change has been made. In addition, the Fund confirms that the composition of the Balanced Allocation Hybrid Index is not misleading. Please see below for the revised disclosure.
The bar chart and the performance table below provide an indication of the risks of investing in the Fund by showing changes in the performance of the Fund’s Class A Shares from year to year and by showing how the average annual returns of the Fund’s Class A and Class C Shares compare with those of broad measures of market performance, including the S&P 500® Index, the Barclays Aggregate Bond Index and the Balanced Allocation Hybrid Index, a customized blend of 60% S&P 500® Index and 40% Barclays Aggregate Bond Index. The bar chart shows changes in the performance of the Fund’s Class A Shares and does not reflect the deduction of any applicable sales charges. If sales charges had been reflected, the returns for Class A Shares would be less than those shown below. The returns in the table reflect the deduction of applicable sales charges. The performance of Class C Shares will differ due to differences in expenses. As with all mutual funds, the Fund’s past performance (before and after taxes) does not predict the Fund’s future performance. Updated information on the Fund’s performance can be obtained by visiting http://pncfunds.com/Funds_Performance/Fund_Snapshot/FundID_276/Overview.fs or by calling 1-800-622-FUND (3863).
16. Comment: As part of its Principal Investment Strategies, the PNC International Equity Fund may invest more than 25% of the Fund’s assets in the equity securities of issuers located in the same country. If the Fund invests more than 25% of its assets in a particular country, please add a corresponding country-specific risk to the Fund’s Principal Risks.
     Response: The PNC International Equity Fund is not investing more than 25% of its assets in a particular country.
17. Comment: With respect to the PNC Multi-Factor Small Cap Core Fund, the PNC Multi-Factor Small Cap Growth Fund and the PNC Multi-Factor Small Cap Value Fund, please clarify the following statement (or disclosure similar to the following statement): “(i.e., companies with market capitalizations approximately equivalent to those that fall in the lowest 15% of publicly traded companies represented in the Russell 2000 Index).”

September 27, 2010
     Response: The requested change has been made. The disclosure noted above has been revised to state (or similarly state): “(i.e., companies with market capitalizations approximately equivalent to those that fall in the lowest 15% of publicly traded companies that are represented in the Russell 2000 Index).”
18. Comment: With respect to each Large Cap Fund that defines a large cap company as a company that has a market capitalization at the time of purchase within a range of market capitalizations constituting the S&P 500® Index, the Russell 1000 Growth Index or the Russell 1000 Value Index, please clarify the definition of large cap companies.
     Response: The requested change has been made. Please see below for the revised disclosure.
PNC Large Cap Core Equity Fund: A large portion of the Fund will be invested in companies with a minimum market capitalization of $2 billion.
PNC Large Cap Growth Fund : A large portion of the Fund will be invested in companies with a minimum market capitalization of $2 billion.
PNC Large Cap Value Fund: The Fund invests in value-oriented common stocks of publicly traded U.S. companies with a minimum stock market capitalization of $3 billion.
19. Comment: With respect to the disclosure provided under “Polaris Investment Performance” in the PNC Equity Funds’ prospectus, please conform the disclosure to the conditions provided in the Nicholas-Applegate Mutual Funds No-Action Letter (pub. avail. Aug. 6, 1996).
     Response: The requested change has been made.
20. Comment: With respect to each of the PNC Bond Funds’ 80% investment policies that indicate that, under normal circumstances, the Fund invests at least 80% of the value of its net assets plus any borrowings for investment purposes in “investment grade fixed income securities,” please clarify that “investment grade fixed income securities” are “bonds” to conform to the requirements of Rule 35d-1 of the 1940 Act.
     Response: The Funds have clarified the 80% investment policies for those Funds, as noted below. Further, the Funds note that the clarification to the language in the 80% policy for these Funds does not reflect a change in the 80% policy of the Funds, given that the addition of “bonds” has no impact on the meaning or strategy used under the policy.

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PNC Bond Fund: Under normal circumstances, the Fund invests at least 80% of the value of its net assets plus any borrowings for investment purposes in investment grade fixed income securities (bonds).
PNC Intermediate Bond Fund: Under normal circumstances, the Fund invests at least 80% of the value of its net assets plus any borrowings for investment purposes in domestic and foreign investment grade fixed income securities (bonds).
PNC Limited Maturity Bond Fund: Under normal circumstances, the Fund invests at least 80% of the value of its net assets plus any borrowings for investment purposes in investment grade fixed income securities (bonds).
PNC Ultra Short Bond Fund: Under normal circumstances, at least 80% of the Fund’s net assets plus any borrowings for investment purposes will be invested in debt securities (bonds), primarily U.S. government securities, corporate bonds, asset-backed securities and mortgage-backed securities.
PNC Intermediate Tax Exempt Bond Fund: As a matter of fundamental policy, the Fund normally invests at least 80% of its net assets plus any borrowings for investment purposes in U.S. dollar-denominated securities (bonds) that generate income exempt from federal income tax (including the federal alternative minimum tax).
PNC Michigan Intermediate Municipal Bond Fund: As a matter of fundamental policy, the Fund normally invests at least 80% of its net assets plus any borrowings for investment purposes in debt securities (bonds) issued by or on behalf of the State of Michigan, its political subdivisions and its agencies and instrumentalities that generate income exempt from federal and Michigan personal income taxes, but may be treated as a preference item for individuals for purposes of the federal alternative minimum tax.
PNC Ohio Intermediate Tax Exempt Bond Fund : As a matter of fundamental policy, the Fund normally invests at least 80% of its net assets plus any borrowings for investment purposes in debt securities (bonds) issued by the State of Ohio, its political subdivisions and their agencies and instrumentalities that generate income exempt from federal income taxes (including the federal alternative minimum tax) and Ohio personal income taxes.
PNC Pennsylvania Intermediate Municipal Bond Fund : As a matter of fundamental policy, the Fund normally invests at least 80% of its net assets plus any borrowings for investment purposes in debt securities (bonds) issued by or on behalf of the Commonwealth of Pennsylvania, its political subdivisions and its agencies and instrumentalities that generate income exempt from federal and Pennsylvania personal income taxes, but may be treated as a preference item for individuals for purposes of the federal alternative minimum tax.

September 27, 2010
21. Comment: With respect to the PNC Government Mortgage Fund, the Fund’s 80% investment policy states that “[u]nder normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes in securities issued or guaranteed by agencies, authorities, instrumentalities or sponsored enterprises of the U.S. government as well as obligations issued or guaranteed by the U.S. government.” Please add “mortgage-related securities” to this policy to conform to the requirements of Rule 35d-1 of the 1940 Act.
     Response: The PNC Government Mortgage Fund has clarified the language in the Fund’s 80% policy per the comment as noted below. Further, the Fund notes that the clarification of “mortgage-related securities” does not reflect a change in the 80% policy of the Fund, given that the addition of “mortgage-related” has no impact on the meaning or strategy used under the policy.
Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes in mortgage-related securities issued or guaranteed by agencies, authorities, instrumentalities or sponsored enterprises of the U.S. government as well as obligations issued or guaranteed by the U.S. government.
22. Comment: With respect to the PNC High Yield Bond Fund, please provide a definition of “investment grade” or “below investment grade.”
     Response: We respectfully note that a definition of “below investment grade” is provided in the PNC High Yield Bond Fund’s prospectus pursuant to Item 9 of Form N-1A under “Details About the Funds” as noted below.
The term “high yield” is generally understood to describe debt securities that are rated below investment grade . . . Debt securities rated below investment grade are commonly referred to as “junk bonds.” Junk bonds may offer higher yields than higher-rated securities with similar maturities, but also may possess greater volatility and greater risk of loss of principal and interest than more highly-rated securities. Junk bonds are debt securities that are rated below BBB by Standard & Poor’s Ratings Group or Baa by Moody’s Investors Service, Inc., or are of comparable quality.
23. Comment: With respect to the PNC Ultra Short Bond Fund, please provide a definition of “high-quality fixed income securities.”
     Response: The disclosure has been revised to indicate that the Fund invests in a diversified portfolio of investment grade securities at the time of purchase. In addition, a definition of investment grade securities has been added to the Fund’s Principal Investment Strategies section.

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24. Comment: With respect to the Single State Risk provided under the Principal Risks of the PNC Maryland Tax Exempt Bond Fund, PNC Michigan Intermediate Municipal Bond Fund, PNC Ohio Intermediate Tax Exempt Bond Fund, PNC Pennsylvania Intermediate Municipal Bond Fund, PNC Ohio Municipal Money Market Fund and PNC Pennsylvania Tax Exempt Money Market Fund, please describe the risks associated with investing in each particular state.
     Response: Please see below for revised disclosure. We believe that this disclosure is appropriate given the unpredictable nature of a state’s economy. We will consider including additional state specific disclosure in connection with the next annual update to the Funds’ Registration Statement.
PNC Maryland Tax Exempt Bond Fund
Single State Risk. The Fund’s focus on investments in securities of issuers located in a single state leaves the Fund subject to the particular economic, political and regulatory events relating to such securities to a greater extent than if its assets were not so concentrated. Because the Fund invests primarily in securities issued by Maryland and its municipalities, events in Maryland are likely to affect the Fund’s investments and its performance. As a result, the Fund is more vulnerable to unfavorable developments in Maryland than are funds that invest in municipal securities of multiple states.
PNC Michigan Intermediate Municipal Bond Fund
Single State Risk. The Fund’s focus on investments in securities of issuers located in a single state leaves the Fund subject to the particular economic, political and regulatory events relating to such securities to a greater extent than if its assets were not so concentrated. Because the Fund invests primarily in securities issued by Michigan and its municipalities, events in Michigan are likely to affect the Fund’s investments and its performance. As a result, the Fund is more vulnerable to unfavorable developments in Michigan than are funds that invest in municipal securities of multiple states.
PNC Ohio Intermediate Tax Exempt Bond Fund and PNC Ohio Municipal Money Market Fund
Single State Risk. The Fund’s focus on investments in securities of issuers located in a single state leaves the Fund subject to the particular economic, political and regulatory events relating to such securities to a greater extent than if its assets were not so concentrated. Because the Fund invests primarily in securities issued by Ohio and its municipalities, events in Ohio are likely to affect the Fund’s investments and its performance. As a result, the Fund is more vulnerable to unfavorable developments in Ohio than are funds that invest in municipal securities of multiple states.
PNC Pennsylvania Intermediate Municipal Bond Fund and PNC Pennsylvania Tax Exempt Money Market Fund Single State Risk. The Fund’s focus on investments in securities of issuers located in a

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single state leaves the Fund subject to the particular economic, political and regulatory events relating to such securities to a greater extent than if its assets were not so concentrated. Because the Fund invests primarily in securities issued by Pennsylvania and its municipalities, events in Pennsylvania are likely to affect the Fund’s investments and its performance. As a result, the Fund is more vulnerable to unfavorable developments in Pennsylvania than are funds that invest in municipal securities of multiple states.
     On behalf of PNC Funds, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing, (ii) the Staff’s review of this filing, under delegated authority, does not relieve PNC Funds from its full responsibility for the adequacy and accuracy of the disclosure in this filing, and (iii) PNC Funds will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving PNC Funds.
     Please do not hesitate to call me at 202-508-4667 or Marian G. Fowler at 202-508-4751 if you have any questions or require additional information.

Regards,
/s/ Alyssa Albertelli
Alyssa Albertelli